Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小 鵬 汽 車 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

NOTICE OF 2021 FIRST CLASS MEETING OF HOLDERS OF

CLASS A ORDINARY SHARES

Enclosed is the notice of the 2021 first class meeting of holders of class A ordinary shares (the “Class A Meeting”) of XPeng Inc. (the “Company” or “we”), which serves as the notice of the Class A Meeting required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This notice is also available for viewing on the Company’s website at https://www.xiaopeng.com.

The Class A Meeting will be held on December 8, 2021, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolution as an ORDINARY RESOLUTION:

1.	To consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

By order of the Board

XPeng Inc.

Xiaopeng He

Chairman

Hong Kong, Friday, October 22, 2021

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

NOTICE OF 2021 FIRST CLASS MEETING OF HOLDERS OF

CLASS A ORDINARY SHARES

NOTICE IS HEREBY GIVEN that 2021 first class meeting of holders of class A ordinary shares (the “Class A Meeting”) of XPeng Inc. (the “Company” or “we”) will be held on December 8, 2021, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolution as an ORDINARY RESOLUTION:

1.	To consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on November 5, 2021, Hong Kong time, as the record date (the “Shares Record Date”) of class A ordinary shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s class A ordinary shares as of the Shares Record Date are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

In order to attend this Class A Meeting, persons who hold the Company’s class A ordinary shares directly on our Cayman Islands register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our registrar in Cayman Islands at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on November 5, 2021. Persons who wish to attend this Class A meeting and hold the Company’s class A ordinary shares directly on our Hong Kong register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our registrar in Hong Kong, Tricor Investor Services Limited, at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, within the same period (i.e. before 4:30 p.m. Hong Kong time, on November 5, 2021).

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on November 5, 2021, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE CLASS A MEETING

Only holders of record of class A ordinary shares as of the Shares Record Date are entitled to attend and vote at the Class A Meeting. Please note that holders of ADSs are not entitled to attend the Class A Meeting. Any ADS holder who appears at the venue of the Class A Meeting will not be allowed to attend the Class A Meeting. Any ADS holder that wishes to attend the Class A Meeting or vote directly must cancel their ADS(s) in exchange for class A ordinary shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying class A ordinary shares before the Shares Record Date.

We encourage shareholders planning to attend the Class A Meeting in person to pre-register by sending an email to irxpev@x-peng.cn.

In order for us to better protect your health and safety and enable us to comply with government-imposed social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, we may implement certain precautionary measures, including:

•	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

•

requiring you to wear a surgical face mask at all times during the Class A Meeting (please note that no surgical face mask will be provided at the Class A Meeting and all attendees should wear their own surgical face masks); and

•	no corporate gifts will be provided, and no drinks or refreshment will be served.

Any holder of class A ordinary shares and any duly appointed proxy or corporate representative of a holder of class A ordinary shares, or any other person claiming a right to attend the Class A Meeting, must be, and must appear to be healthy to attend the Class A Meeting both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the Class A Meeting, or may be instructed to leave the Class A Meeting at any time. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting, or to instruct any person to leave the Class A Meeting, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of class A ordinary shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of class A ordinary shares) or ADS voting card (for holders of ADSs), which is attached hereto and made a part of this notice and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on our website at www.xiaopeng.com and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Holders of record of the Company’s class A ordinary shares as of the Shares Record Date are cordially invited to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of class A ordinary shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on December 6, 2021 to ensure your representation at the Class A Meeting, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., New York time, on November 29, 2021 to enable the votes attaching to the class A ordinary shares represented by your ADSs to be cast at the Class A Meeting.

By order of the Board

XPeng Inc.

Xiaopeng He

Chairman

Hong Kong, Friday, October 22, 2021